IAMGOLD®
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES RESULTS OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Toronto, Ontario, May 29, 2024 – IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") announces the voting results from the Company's Annual and Special Meeting of Shareholders (the "Meeting") held Wednesday, May 29, 2024. A summary of the results are as follows:

1. Election of Directors

The nominees listed on the Management Information Circular dated April 23, 2024, were elected as directors of the Corporation to hold office for the ensuing year or until their successors are elected or appointed. The Corporation received the following votes with respect to the election of the eight nominees:

Nominee	Votes For	% For	Votes Against	% Against
Renaud Adams	260,552,059	99.77%	613,184	0.23%
Christiane Bergevin	260,084,167	99.59%	1,081,076	0.41%
Ann K. Masse	260,344,677	99.69%	820,565	0.31%
Lawrence Peter O'Hagan	259,451,164	99.34%	1,714,078	0.66%
Kevin P. O'Kane	260,373,651	99.70%	791,592	0.30%
David S. Smith	260,467,763	99.73%	697,480	0.27%
Murray P. Suey	260,453,391	99.73%	711,852	0.27%
Anne Marie Toutant	260,469,439	99.73%	695,804	0.27%
Audra Walsh	260,302,059	99.67%	863,184	0.33%

2. Appointment of Auditors

KPMG LLP were appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Corporation received the following votes with respect to the election of the auditor:

	Votes For	% For	Votes Withheld	% Withheld
KPMG LLP	275,036,462	91.09%	26,893,534	8.91%

3. Advisory Vote on Executive Compensation

The shareholders approved an advisory resolution on IAMGOLD's approach to executive compensation. The Corporation received the following votes with respect to executive compensation:

	Votes For	% For	Votes Against	% Against
Executive Compensation	255,764,551	97.93%	5,400,692	2.07%

4. Amendments to the Share Incentive Plan of the Corporation

The shareholders approved the amendments to the share incentive plan of the Corporation and the amended and restated share incentive plan of the Corporation. The Corporation received the following votes with respect to the amendments to the share incentive plan:

	Votes For	% For	Votes Against	% Against
Share Incentive Plan	253,730,072	97.15%	7,435,171	2.85%

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company has commenced production at the large-scale, long life Côté Gold Mine in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index, a socially screened market capitalization-weighted index consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com